Exhibit 99.1
COMPANY STATEMENT

For media enquiries please call Peter Baker On – Tel: (02) 8274 5239. For analyst enquiries please call Steve Ashe On – Tel: (02) 8274 5246 Mob: 0408 164 011.
31 October 2007
Suspension of Production
at Pennsylvania Plant
James Hardie today announced plans to suspend production at its Blandon, Pennsylvania, plant in North America in response to the current US housing market conditions.
James Hardie’s CEO, Louis Gries, said: “Although we have continued to partly offset the impact of the US housing downturn by concentrating on market penetration against alternative materials, the further deterioration in market conditions led to today’s decision.
“We successfully reset the US business in late 2006-early 2007 in anticipation of reduced demand and, consistent with this reset, we continue to focus on cost efficiencies and balancing our production with market demand,” said Mr Gries.
The Blandon manufacturing plant has an annual production capacity of 200 million square feet, but has been running at reduced operating levels since the business reset. Production has been suspended at this plant because it is the least cost-efficient of the company’s ten manufacturing plants in the United States, which have a total annual production capacity of 3.4 billion square feet.
The Blandon plant was acquired in December 2001 when James Hardie purchased the operating assets of its former US competitor, Cemplank Inc., to meet growing demand for fibre cement in key regions in which it did not have local manufacturing capacity.
Since acquiring the Blandon plant, James Hardie has expanded its production capacity on the east coast of the United States and can now meet the needs of its customers in the region from other manufacturing facilities. Customers in the region will see no adverse change to service levels.
Mr Gries said: “Our Blandon plant has improved its efficiency levels in recent years and today’s decision is extremely difficult because it affects approximately eighty of our employees. However, it is no reflection on their achievements and dedication. Although the plant’s cost position is good from an industry perspective, it is disadvantaged relative to the other James Hardie plants servicing the Northeast due to its smaller scale, somewhat less reliable design and the zero effluent requirement of the current permit for this site.”
In accordance with US Generally Accepted Accounting Principles, the company expects to book impairment and related charges of approximately US$30-35 million connected with the suspension of operations at the Blandon facility in its third quarter financial results. The exact amount of the impairment charge and associated costs will be announced in conjunction with the company’s second quarter financial results for fiscal 2008, scheduled for release on Monday 19 November 2007.
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Media Enquiries:

Peter Baker

Telephone:	61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:

Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.ir.jameshardie.com.au
Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations with respect to the effect on our financial statements of those payments;
•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;
•	expectations that our credit facilities will be extended or renewed;
•	projections of our operating results or financial condition;
•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;
•	statements about our future performance; and
•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; and foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list and factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
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